Exhibit (b)(5)
AMENDMENT DATED AUGUST 3, 2006
TO THE
BY-LAWS OF HIGHLAND FLOATING RATE FUND
“Section 7.09. Series and Classes of Shares.
     (a) Shares. The beneficial interest in the Trust shall be divided into Shares having no par value per Share, of which an unlimited number may be issued, which Shares shall represent interests only in the Trust. The Trustees shall have the authority from time to time to authorize separate investment portfolios or series of Shares for the Trust as they deem necessary or desirable, and to authorize separate classes of each such investment portfolio or series (each, a ‘Class’ and collectively, the ‘Classes’).
     (b) Classes of Shares. The Shares of the initial investment portfolio shall be divided into four classes—Class A, Class B, Class C and Class Z. The Trustees shall have the authority from time to time to authorize additional Classes of Shares of the initial investment portfolio and any other investment portfolio.
     (c) Sales Charges. Each Class A, Class B, Class C and Class Z Share shall be subject to such sales charges, if any, in accordance with the Trust’s Rule 18f-3 Plan adopted pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the ‘1940 Act’) and applicable rules and regulations of the NASD, all as set forth in the Trust’s prospectus.
     (d) Allocation of Expenses Among Classes. Expenses related solely to a particular Class (as all such expenses are described in the Trust’s Rule 18f-3 Plan) shall be borne by that Class and shall be reflected in the net asset value, dividends, distribution and liquidation rights of the Shares of that Class.
     (e) Conversion. Each Class B Share of an investment portfolio shall be converted automatically, and without any action or choice on the part of the Shareholder thereof, into Class A Shares of the same investment portfolio at such times and pursuant to such terms, conditions and restrictions as set forth in the Rule 18f-3 Plan and as set forth in the Prospectus(es) of the investment portfolio.
     (f) Meetings of Shareholders. A meeting of Shareholders of a Class of an investment portfolio may be called and conducted with respect to the exclusive voting rights of the Class as described in the Trust’s Rule 18f-3 Plan.
     (g) Other Rights Governed by Prospectuses. All other rights, preferences, qualifications, limitations and restrictions with respect to Shares of any Class of the Trust shall be as set forth in the applicable prospectus and the Trust’s Rule 18f-3 Plan adopted under the 1940 Act.”